Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED PROVIDES UPDATE ON STRATEGIC INITIATIVES

Closes VIP Gaming Room at Le Royal Arc Casino, Expects to Generate Annual Savings of US$750,000

Announces Lapse of Purchase Agreement for Jeju Sun Hotel & Casino

Hong Kong, China – September 30, 2016 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters, today announced that as part of its comprehensive strategic review of its VIP gaming room operations in Macau, it has closed its VIP gaming room at Le Royal Arc Casino, effective September 29, and terminated its collaborator agreement with Mr. Lee Wai Man relating to the facility. IKGH believes the closure of the facility will generate additional annual overall savings of approximately US$750,000.

In addition, IKGH announced today that the purchase agreement for the proposed acquisition of Jeju Sun Hotel & Casino has lapsed.

IKGH has been focusing its efforts in this month on the collection of its outstanding markers receivable and expects to continue those efforts in the near-term to pay down its line of credit owed to the license operators. Consequently, and because of the lengthening and difficulty of collecting markers receivable, the Company will not be actively extending credit to its clients during this period and therefore it expects business volume to be minimal.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. IKGH’s VIP room gaming promoters currently participate in the promotion of a VIP gaming room at the City of Dreams Macau in Cotai. IKGH, through its subsidiaries, also acts as junket operator for Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) as it seeks to expand to additional overseas markets.

Contact:

James Preissler

646-450-8808

preissj@ikghcl.com